SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	The Gabelli Go Anywhere Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Corporate Center Rye, New York 10580-1422

Telephone Number (including area code):

(800) 422-3554

Name and address of agent for service of process:

Agnes Mullady The Gabelli Go Anywhere Trust One Corporate Center Rye, New York 10580-1422

With copies of Notices and Communications to:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	[X]	NO	[ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Rye and State of New York on the 2nd day of March, 2015.

THE GABELLI GO ANYWHERE TRUST

By:	/s/ Agnes Mullady
Agnes Mullady
Sole Trustee

Attest:	/s/ Andrea Mango
Andrea Mango

Signature Page to Go Anywhere N-8A